

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2018

Linda Powers
Chief Executive Officer and Chairman
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

>   **Re: Northwest Biotherapeutics, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 26, 2018**
>   **File No. 001-35737**

Dear Ms. Powers:

We have limited our review of your filing to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1, page 5

1.   Please expand your disclosure here and in the section describing Proposal No. 2 to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock or preferred stock for general corporate or any other purposes. If there are any such plans, please describe them in the appropriate section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Eric Scarazzo